March 27, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	Joshua Gorsky

Re:	Tenaya Therapeutics, Inc.

Registration Statement on Form S-3

Filed March 21, 2025

File No. 333-286005

Acceleration Request

Requested Date: March 31, 2025

Requested Time: 4:00 P.M. Eastern Time, or as soon thereafter as practicable

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tenaya Therapeutics, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-286005) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Jennifer Knapp at (650) 849-3041.

Please direct any questions or comments regarding this acceleration request to Jennifer Knapp at (650) 849-3041.

[Signature page follows]

Securities and Exchange Commission

March 27, 2025

Sincerely,

TENAYA THERAPEUTICS, INC.

/s/ Faraz Ali, M.B.A.
Faraz Ali, M.B.A.
Chief Executive Officer

cc:	Jennifer Drimmer Rokovich, J.D., Tenaya Therapeutics, Inc.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.

Emily A. Coskey, Wilson Sonsini Goodrich & Rosati, P.C.